

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 24, 2015

Via E-mail
Christopher Anzalone
Chief Executive Officer
Arrowhead Research Corporation
225 S. Lake Avenue, Suite 1050
Pasadena, California 91101

Re: Arrowhead Research Corporation
Registration Statement on Form S-3
Filed March 13, 2015
File No. 333-202737

Dear Mr. Anzalone:

We have limited our review of your registration statement to the issue we have addressed in our comment.

After reviewing any amendment to your registration statement and the information you provide in response to our comment, we may have additional comments.

General

1. Please note that we will not be in a position to accelerate the effectiveness of your registration statement on Form S-3 until all outstanding comments regarding your Form 10-K for the fiscal year ended September 30, 2014, have been resolved.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comment, in the event you request acceleration of the effective date of the pending registration statement, please provide a written statement from the company acknowledging that:

• should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Alla Berenshteyn at (202) 551-4325 or me at (202) 551-3715 with any other questions.

Sincerely,

/s/ Daniel Greenspan for

Jeffrey P. Riedler
Assistant Director